ATTORNEYS AT LAW
January 12, 2024

Michael J. FitzGerald*

Eoin L. Kreditor*

Lynne Bolduc

Robert C. Risbrough

George Vausher, LLM, CPA‡

David M. Lawrence

Charles C. McKenna

Brook John Changala

Natalie F. Foti

Josephine Rachelle Aranda

Pfrancez C. Quijano

William Allen Miller

Litao Zhou

Ikechukwu (Ike) Ubaka

John M. Marston†

Ralph G. Martinez†

Deborah M. Rosenthal†

Maria M. Rullo†

VIA EDGAR	Author’s Email: lbolduc@fkbrlegal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andi Carpenter, Martin James,

Jenny O’Shanick, and Evan Ewing

Re:	Alternative Ballistics Corporation
Amendment No. 2 to Offering Statement on Form 1-A
Filed December 14, 2023
File No. 024-12349

Ladies and Gentlemen:

On behalf of Alternative Ballistics Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 3, 2024 (the “Comment Letter”), relating to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”).

Set forth below are the Company’s responses to the Comments. The headings and page numbers in this letter correspond to the headings and page numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Offering Statement.

2 Park Plaza, Suite 850 ˖ Irvine, California 92614 1150 South Olive Street, Suite 10-128 ˖ Los Angeles, California 90015
Telephone: 949-788-8900 ˖ Facsimile: 949-788-8980 ˖ www.fkbrlegal.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

January 12, 2024 Page 2 of 3

Amendment No. 2 to Offering Statement on Form 1-A

Cover page

1.	We note your response to prior comment 2. Given that you intend to file an application for quotation of your common stock on the OTC Markets, please remove references to the NASDAQ listing rules throughout the offering circular.

Response: We have removed all references to the NASDAQ listing rules throughout the offering circular.

Capitalization, page 26

2.	We note the changes made in response to comment 7. Please revise the titles of the columns added to the table to indicate that each also reflects pro forma as adjusted data, or revise to place the “Pro Forma As Adjusted(3)” over all of the four columns reflecting the varying amounts of possible sales. Further, revise the second bullet of the introductory paragraph to explain what the pro forma as adjusted columns are showing, instead of only addressing the effect of the maximum offering.

Response: We have revised the titles of the columns to place the “Pro Forma As Adjusted(3)” heading over all of the four columns reflecting the varying amounts of possible sales. Further, we revised the bullet points in the introductory paragraph to explain that the “Pro forma” and “Pro forma as adjusted” columns include the assumption of the issuance of 9,411,280 shares of common stock issued following debt conversions that occurred after June 30, 2023.

Certain Relationships and Related-Party Transactions, page 52

3.	We note your response to prior comment 14 and reissue in part. We also note the related party transactions disclosed on pages F-9 and F-10. Please revise to include the information required by Item 13 of Form 1-A or tell us why you are not required to do so.

Response: We have revised Item 13 in the offering circular to include details related to the related party transactions that were disclosed on pages F-9 and F-10 of the financial statements.

Plan of Distribution, page 62

4.	We note your response to prior comment 16. Please revise your offering circular to disclose that the offering will commence within two calendar days after qualification. Further, please revise the offering circular to clarify the maximum time period during which investor funds could be held pending a closing without being accepted or rejected.

Response: We have revised the offering circular to disclose that the offering will commence within two calendar days after qualification. Further, we have revised the offering circular to clarify that the maximum time period which investor funds may be held pending a Closing without being accepted or rejected is 30 calendar days from the date the Company receives both the investor’s Subscription Agreement and subscription funds.

January 12, 2024 Page 3 of 3

Lastly, in response to a verbal comment from the Staff, we have updated the Executive Compensation table to reflect compensation as of December 31, 2023.

Please direct any questions or comments concerning this response letter to the undersigned at (949) 788-8900 or by email at lbolduc@FKBRlegal.com.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc

cc:	Steven Luna, CEO, Alternative Ballistics Corporation